

Mail Stop 3561

March 10, 2016

Michael J. Sharp
Chief Financial Officer
AAR Corp.
One AAR Place
1100 N. Wood Dale Road
Wood Dale, Illinois 60191

      Re: **AAR Corp.**
             Form 10-K for the Fiscal Year Ended May 31, 2015
             Filed July 15, 2015
             File No. 001-06263

Dear Mr. Sharp:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                Sincerely,

                                /s/ Melissa Raminpour

                                Melissa Raminpour
                                Branch Chief
                                Office of Transportation and Leisure